OTHER MATTERS

In December 2015, the employee pension plan of a KPMG member firm invested in an F&C mutual fund which the firm later determined was prohibited under SEC independence rules because the mutual fund was an affiliate of the Bank of Montreal (the Bank).

The member firm’s pension plan disposed of the mutual fund in March 2016 immediately upon being informed of the breach.

The KPMG member firm does not participate in the audit of the consolidated financial statements of the Bank. The mutual fund is not consolidated into the financial statements of the Bank and is not subject to audit by KPMG. KPMG also does not audit the Fund Manager. While this financial interest is not permitted under SEC rules, KPMG has concluded that this matter does not affect KPMG’s ability to be objective and apply impartial judgment in its audit of the Bank’s 2016 financial statements and the Bank’s Audit & Conduct Review Committee has not reached a different conclusion with respect to KPMG’s objectivity and impartiality